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                           February 1, 2022

       Joseph R. Mitchell
       Chief Executive Officer
       Phoenix Motor Inc.
       1500 Lakeview Loop
       Anaheim, CA, 92807

                                                        Re: Phoenix Motor Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 24,
2022
                                                            File No. 333-261384

       Dear Mr. Mitchell:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-1 filed January 24, 2022

       Summary Compensation Table, page 76

   1.                                                   Please update to
provide information for the year ended December 31, 2021.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

                                                        You may contact SiSi
Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have
 Joseph R. Mitchell
Phoenix Motor Inc.
February 1, 2022
Page 2

questions regarding comments on the financial statements and related matters. Please contact Perry Hindin at 202-551-3444 or Anne Parker at 202-551-3611 with any other questions.



                                                         Sincerely,
FirstName LastNameJoseph R. Mitchell
                                                         Division of
Corporation Finance
Comapany NamePhoenix Motor Inc.
                                                         Office of
Manufacturing
February 1, 2022 Page 2
cc:       David C. Fischer
FirstName LastName